UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-265252) and registration statement on Form F-3 (Registration No. 333-264294).

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022**	2023	2022**
	(S$ in thousands, except share and per share data)

Revenue	36,880	33,031	69,508	61,263
Other income	2,034	292	3,700	769
Other gains - net	2,264	11,882	56	22,753

Expenses
Sales commission	(2,061)	(3,135)	(4,302)	(6,186)
Referral fees	(678)	(547)	(1,150)	(971)
Merchant fees	(840)	(704)	(1,499)	(1,159)
Awards and events costs	(378)	(347)	(968)	(651)
Advertising and platform fees	(416)	(620)	(948)	(1,241)
Salary and staff costs	(20,377)	(18,092)	(40,121)	(36,126)
Marketing expenses	(2,968)	(4,575)	(6,218)	(7,790)
Technology expenses	(3,083)	(2,877)	(6,349)	(5,301)
Legal and professional	(2,060)	(2,313)	(3,138)	(3,168)
Share grant and option expenses	(802)	(1,507)	(3,060)	(3,035)
Depreciation and amortization	(5,782)	(5,920)	(11,644)	(10,834)
(Impairment)/Reversal of impairment loss on financial assets	(716)	(438)	(677)	166
Impairment of intangible assets	(5,469)	—	(5,469)	—
Impairment of plant, equipment and right-of-use assets	(250)	—	(250)	—
Finance cost	(116)	(1,284)	(248)	(2,011)
Legal and professional fees incurred for IPO	—	1,875	—	(16,570)
Share listing expense	—	—	—	(104,950)
Other expenses	(1,376)	(931)	(3,548)	(1,438)
Total expenses	(47,372)	(41,415)	(89,589)	(201,265)
(Loss)/Profit before income tax	(6,194)	3,790	(16,325)	(116,480)
Tax (expense)/credit	(266)	31	(356)	(47)

Net (loss)/income for the period	(6,460)	3,821	(16,681)	(116,527)
Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(3,425)	3,108	(9,068)	2,445
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain from post-employment benefits obligation	(4)	8	(8)	(1)
Other comprehensive (loss)/income for the period, net of tax	(3,429)	3,116	(9,076)	2,444
Total comprehensive (loss)/income for the period	(9,889)	6,937	(25,757)	(114,083)

(Loss)/Earnings per share for (loss)/income attributable to equity holders of the Group
Basic and diluted (loss)/earnings per share for the period	(0.04)	0.02	(0.10)	(0.79)

**Details of the reclassifications are included in the notes of the condensed financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of June 30, 2023	As of December 31, 2022
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	301,796	309,233
Trade and other receivables	17,357	18,145
	319,153	327,378
Non-current assets
Trade and other receivables	4,100	4,559
Intangible assets	381,373	393,450
Plant and equipment	1,984	2,535
Right-of-use assets	8,978	11,475
	396,435	412,019
Total assets	715,588	739,397
LIABILITIES
Current liabilities
Trade and other payables	27,039	29,737
Lease liabilities	3,780	4,104
Deferred revenue	54,255	50,753
Provisions	282	280
Current income tax liabilities	4,303	4,302
	89,659	89,176
Non-current liabilities
Trade and other payables	439	296
Lease liabilities	6,508	8,339
Deferred income tax liabilities	1,758	1,879
Provisions	664	672
Warrant liabilities	4,721	4,775
	14,090	15,961
Total liabilities	103,749	105,137

Net assets	611,839	634,260

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,087,743	1,081,320
Share reserve	14,605	17,692
Capital reserve	785	785
Translation reserve	(26,029)	(16,961)
Accumulated losses	(465,265)	(448,576)
Total Shareholders' Equity	611,839	634,260

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30
	2023	2022
	(S$ in thousands)

Cash flows from operating activities
Loss for the period	(16,681)	(116,527)
Adjustments for:
- Tax expense	356	47
- Employee share grant and option expense	2,716	1,804
- Non-executive director share grant and option expense	428	1,320
- Depreciation and amortization	11,644	10,834
- (Gain)/Loss on disposal of plant and equipment and intangible assets	(2)	104
- Impairment/(Reversal of impairment) loss on financial assets	677	(166)
- Gain on lease modification	—	(188)
- Impairment of intangible assets	5,469	—
- Impairment of plant, equipment and right-of-use assets	250	—
- Interest income	(3,565)	(193)
- Finance cost	248	2,011
- Unrealised currency translation (gain)/loss*	(183)	3,763
- Fair value gain on warrant liabilities	(110)	(23,016)
- Share listing expense	—	104,950
	1,247	(15,257)
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	915	(1,807)
- Trade and other payables*	(2,577)	7,299
- Deferred revenue	3,502	2,547
Cash provided by/(used in) operations*	3,087	(7,218)
Interest received	3,221	186
Income tax paid	(290)	(582)
Net cash provided by/(used in) operating activities*	6,018	(7,614)

Cash flows from investing activities
Additions to plant and equipment	(298)	(438)
Additions of intangible assets	(13,143)	(9,581)
Proceeds from disposal of plant and equipment	2	27
Net cash used in investing activities	(13,439)	(9,992)

Cash flows from financing activities
Interest paid	(228)	(536)
Principal payment of lease liabilities	(2,241)	(2,206)
Proceeds from Reorganisation	—	142,145
Proceeds from the shares issued to PIPE investors	—	178,653
Transaction cost in relation to issuance of PIPE shares	—	(7,664)
Proceeds from issuance of ordinary shares	192	728
Net cash (used in)/provided by financing activities	(2,277)	311,120

Net (decrease)/increase in cash and cash equivalents	(9,698)	293,514

Cash and cash equivalents
Beginning of the six months ended 30 June	309,233	70,236
Effects of currency translation on cash and cash equivalents*	2,261	5,012
End of the six months ended 30 June	301,796	368,762

* Details of the revisions that have been made to the following figures are included in the notes of the condensed financial statements.

Financial Highlights – Second Quarter 2023

•
Total revenue increased 12% year over year to S$37 million in the second quarter.
•
Marketplaces revenues increased 11% year over year to S$35 million in the second quarter as continued strength in Singapore and improved yield in Malaysia helped counterbalance temporary challenges in the Vietnam market.
•
Revenue by segment:
o
Singapore Marketplaces revenue increased 25% year over year to S$22 million, as the number of overall agents and the Average Revenue Per Agent (“ARPA”) grew in the quarter. Quarterly ARPA was up 25% in the second quarter to S$1,256 as compared to the prior year quarter and the number of overall agents in Singapore was up over 300 to 16,095 from the first quarter of 2023. The renewal rate was 82% in the quarter.
o
Malaysia Marketplaces revenue increased 12% year over year to S$7 million, as the Company continues to benefit from iProperty and PropertyGuru Malaysia’s combined market strength.
o
Vietnam Marketplaces revenue decreased 27% year over year to S$5 million, as a reduction in the number of listings was partially offset by an increase in average revenue per listing (“ARPL”). Previous efforts to restrict the availability of real estate-related credit continue to temporarily impact property transaction activity in Vietnam. The number of listings was down 46% to 1.29 million in the second quarter compared to the prior year quarter. ARPL was S$3.86, up 36% from the second quarter of 2022.
o
Fintech & Data services revenue increased 47% to S$1.5 million.
•
At quarter-end, cash and cash equivalents were S$302 million.

Information regarding our operating segments is presented below. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such the 2022 comparatives have been restated.

	For the Three Months Ended June 30,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	36,880	33,031	11.7%
Marketplaces	35,368	32,001	10.5%
Singapore	21,534	17,293	24.5%
Vietnam	5,074	6,943	-26.9%
Malaysia	6,602	5,899	11.9%
Other Asia	2,158	1,866	15.6%
Fintech and data services	1,512	1,030	46.8%
Adjusted EBITDA	4,611	256
Marketplaces	20,775	12,964
Singapore	16,560	11,233
Vietnam	848	1,669
Malaysia	3,966	1,241
Other Asia	(599)	(1,179)
Fintech and data services	(2,657)	(1,885)
Corporate*	(13,507)	(10,823)
Adjusted EBITDA Margin (%)	12.5%	0.8%
Marketplaces	58.7%	40.5%
Singapore	76.9%	65.0%
Vietnam	16.7%	24.0%
Malaysia	60.1%	21.0%
Other Asia	-27.8%	-63.2%
Fintech and data services	-175.7%	-183.0%

	For the Six Months Ended June 30,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	69,508	61,263	13.5%
Marketplaces	66,568	59,214	12.4%
Singapore	40,381	32,297	25.0%
Vietnam	8,402	11,999	-30.0%
Malaysia	13,420	11,333	18.4%
Other Asia	4,365	3,585	21.8%
Fintech and data services	2,940	2,049	43.5%
Adjusted EBITDA	4,831	810
Marketplaces	37,070	26,616
Singapore	30,567	22,631
Vietnam	(73)	2,806
Malaysia	7,468	3,610
Other Asia	(892)	(2,431)
Fintech and data services	(4,862)	(3,531)
Corporate*	(27,377)	(22,275)
Adjusted EBITDA Margin (%)	7.0%	1.3%
Marketplaces	55.7%	44.9%
Singapore	75.7%	70.1%
Vietnam	-0.9%	23.4%
Malaysia	55.6%	31.9%
Other Asia	-20.4%	-67.8%
Fintech and data services	-165.4%	-172.3%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. A portion of the cost of being a listed entity is also included.

As of June 30, 2023, PropertyGuru continued its Engagement Market Share1 leadership in Singapore, Vietnam, Malaysia, and Thailand.

Singapore: 82% – 5.9x the closest peer	Malaysia: 93% – 13.6x the closest peer
Vietnam: 82% – 4.5x the closest peer	Thailand: 54% – 2.3x the closest peer

1 Based on SimilarWeb data between January 2023 and June 2023.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, Thailand and Indonesia.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the average monthly number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing (“ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This report also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), the cost of listing or IPO activities.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation of net (loss)/income to Adjusted EBITDA is provided as follows. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparative has been restated.

	For the Three Months Ended June 30,
	2023	2022
	(S$ in thousands)

Net (loss)/income	(6,460)	3,821
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(2,246)	(11,944)
Finance (income)/costs - net	(1,897)	1,192
Depreciation and amortization expense	5,782	5,920
Impairment	5,719	—
Share grant and option expenses	802	1,507
Other (gains)/losses - net	(18)	62
Business acquisition transaction and integration cost*	597	1,603
Legal and professional fees incurred for IPO	—	(1,874)
Restructuring cost**	2,066	—
Tax expense/(credit)	266	(31)
Adjusted EBITDA	4,611	256

	For the Six Months Ended June 30,
	2023	2022
	(S$ in thousands)

Net loss	(16,681)	(116,527)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(110)	(23,016)
Finance (income)/costs - net	(3,317)	1,818
Depreciation and amortization expense	11,644	10,834
Impairment	5,719	—
Share grant and option expenses	3,060	3,035
Other losses - net	54	263
Business acquisition transaction and integration cost*	2,040	2,836
Legal and professional fees incurred for IPO	—	16,570
Share listing expense	—	104,950
Restructuring cost**	2,066	—
Tax expense	356	47
Adjusted EBITDA	4,831	810

*Certain amounts in the prior year have been adjusted to conform to the current year presentation.

**The restructuring cost is in regard to the phase out of Indonesia marketplace.

Industry and Market Data

This report contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED

(Incorporated in Cayman Islands)

AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

PROPERTYGURU GROUP LIMITED

(Incorporated in Cayman Islands)

AND ITS SUBSIDIARIES

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

For the three and six months ended 30 June 2023

		For the Three Months ended 30 June		For the Six Months ended 30 June
	Note	2023	2022*	2023	2022*
		S$’000	S$’000	S$’000	S$’000
Revenue	5	36,880	33,031	69,508	61,263
Other income		2,034	292	3,700	769
Other gains - net	7	2,264	11,882	56	22,753

Expenses
Sales commission		(2,061)	(3,135)	(4,302)	(6,186)
Referral fees		(678)	(547)	(1,150)	(971)
Merchant fees		(840)	(704)	(1,499)	(1,159)
Awards and events costs		(378)	(347)	(968)	(651)
Advertising and platform fees		(416)	(620)	(948)	(1,241)
Salary and staff costs		(20,377)	(18,092)	(40,121)	(36,126)
Marketing expenses		(2,968)	(4,575)	(6,218)	(7,790)
Technology expenses		(3,083)	(2,877)	(6,349)	(5,301)
Legal and professional		(2,060)	(2,313)	(3,138)	(3,168)
Share grant and option expenses		(802)	(1,507)	(3,060)	(3,035)
Depreciation and amortization		(5,782)	(5,920)	(11,644)	(10,834)
(Impairment)/Reversal of impairment loss on financial assets		(716)	(438)	(677)	166
Impairment of intangible assets**		(5,469)	—	(5,469)	—
Impairment of plant, equipment and right-of-use assets		(250)	—	(250)	—
Finance cost		(116)	(1,284)	(248)	(2,011)
Legal and professional fees incurred for IPO		—	1,875	—	(16,570)
Share listing expense		—	—	—	(104,950)
Other expenses		(1,376)	(931)	(3,548)	(1,438)
Total expenses		(47,372)	(41,415)	(89,589)	(201,265)
(Loss)/Profit before income tax		(6,194)	3,790	(16,325)	(116,480)
Tax (expense)/credit	8	(266)	31	(356)	(47)
Net (loss)/income for the period		(6,460)	3,821	(16,681)	(116,527)

Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation		(3,425)	3,108	(9,068)	2,445
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain from post-employment benefits obligation		(4)	8	(8)	(1)
Other comprehensive (loss)/income for the period, net of tax		(3,429)	3,116	(9,076)	2,444
Total comprehensive (loss)/income for the period		(9,889)	6,937	(25,757)	(114,083)

		For the Three Months ended 30 June		For the Six Months ended 30 June
	Note	2023	2022	2023	2022
		S$ per share	S$ per share	S$ per share	S$ per share
(Loss)/Earnings per share for (loss)/income attributable to equity holders of the Group
Basic and diluted (loss)/earnings per share for the period	6	(0.04)	0.02	(0.10)	(0.79)

* Refer to note 12 for certain reclassifications made.

** The impairment of intangible assets consists of impairment in goodwill of S$4,185,000, and impairment in other intangible assets of S$1,284,000.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of 30 June 2023 and 31 December 2022

	Note	30 June 2023	31 December 2022
		S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents		301,796	309,233
Trade and other receivables		17,357	18,145
		319,153	327,378

Non-current assets
Trade and other receivables		4,100	4,559
Intangible assets		381,373	393,450
Plant and equipment		1,984	2,535
Right-of-use assets		8,978	11,475
		396,435	412,019

Total assets		715,588	739,397

LIABILITIES
Current liabilities
Trade and other payables		27,039	29,737
Lease liabilities		3,780	4,104
Deferred revenue		54,255	50,753
Provisions		282	280
Current income tax liabilities	8	4,303	4,302
		89,659	89,176

Non-current liabilities
Trade and other payables		439	296
Lease liabilities		6,508	8,339
Deferred income tax liabilities	8	1,758	1,879
Provisions		664	672
Warrant liabilities		4,721	4,775
		14,090	15,961

Total liabilities		103,749	105,137

Net assets		611,839	634,260

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the Group
Share capital		1,087,743	1,081,320
Share reserve	11	14,605	17,692
Capital reserve	11	785	785
Translation reserve		(26,029)	(16,961)
Accumulated losses		(465,265)	(448,576)
Total shareholders’ equity		611,839	634,260

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the six months ended 30 June 2023

	Note	Share capital	Share reserve	Capital reserve	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at 1 January 2023		1,081,320	17,692	785	(16,961)	(448,576)	634,260
Loss for the period		—	—	—	—	(16,681)	(16,681)
Other comprehensive loss for the period		—	—	—	(9,068)	(8)	(9,076)
Total comprehensive loss for the period		—	—	—	(9,068)	(16,689)	(25,757)

Employee share grant and option scheme	11	—	2,716	—	—	—	2,716
Non-executive directors share grant and option scheme		—	428	—	—	—	428
Issuance of shares	11	6,423	(6,231)	—	—	—	192
Total transactions with owners, recognised directly in equity		6,423	(3,087)	—	—	—	3,336

Balance at 30 June 2023		1,087,743	14,605	785	(26,029)	(465,265)	611,839

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the six months ended 30 June 2023

	Note	Share capital	Share reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at 1 January 2022		684,347	18,658	785	5,742	2,742	(325,083)	387,191
Loss for the period		—	—	—	—	—	(116,527)	(116,527)
Other comprehensive income/(loss) for the period		—	—	—	—	2,445	(1)	2,444
Total comprehensive income/(loss) for the period		—	—	—	—	2,445	(116,528)	(114,083)

Employee share grant and option scheme	11	—	1,804	—	—	—	—	1,804
Non-executive directors share grant and option scheme		—	1,320	—	—	—	—	1,320
Shares issued to PIPE investors		178,653	—	—	—	—	—	178,653
Transaction cost in relation to issuance of PIPE shares		(7,664)	—	—	—	—	—	(7,664)
Reorganisation		217,581	—	—	—	—	—	217,581
Issuance of shares	11	5,611	(4,883)	—	—	—	—	728
Total transactions with owners, recognised directly in equity		394,181	(1,759)	—	—	—	—	392,422

Balance at 30 June 2022		1,078,528	16,899	785	5,742	5,187	(441,611)	665,530

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended 30 June 2023

		For the Six Months ended 30 June
	Note	2023	2022
		S$’000	S$’000
Cash flows from operating activities
Loss for the period		(16,681)	(116,527)
Adjustments for:
- Tax expense	8	356	47
- Employee share grant and option expense		2,716	1,804
- Non-executive director share grant and option expense		428	1,320
- Depreciation and amortization		11,644	10,834
- (Gain)/Loss on disposal of plant and equipment and intangible assets	7	(2)	104
- Impairment/(Reversal of impairment) loss on financial assets		677	(166)
- Gain on lease modification		—	(188)
- Impairment of intangible assets		5,469	—
- Impairment of plant, equipment and right-of-use assets		250	—
- Interest income		(3,565)	(193)
- Finance cost		248	2,011
- Unrealised currency translation (gain)/loss*		(183)	3,763
- Fair value gain on warrant liabilities	7	(110)	(23,016)
- Share listing expense		—	104,950
		1,247	(15,257)
Changes in working capital, net of effects from acquisition and disposal of subsidiaries
- Trade and other receivables		915	(1,807)
- Trade and other payables*		(2,577)	7,299
- Deferred revenue		3,502	2,547
Cash provided by/(used in) operations*		3,087	(7,218)
Interest received		3,221	186
Income tax paid		(290)	(582)
Net cash provided by/ (used in) operating activities*		6,018	(7,614)

Cash flows from investing activities
Additions to plant and equipment		(298)	(438)
Additions of intangible assets		(13,143)	(9,581)
Proceeds from disposal of plant and equipment		2	27
Net cash used in investing activities		(13,439)	(9,992)

Cash flows from financing activities
Interest paid		(228)	(536)
Principal payment of lease liabilities		(2,241)	(2,206)
Proceeds from Reorganisation		—	142,145
Proceeds from the shares issued to PIPE investors		—	178,653
Transaction cost in relation to issuance of PIPE shares		—	(7,664)
Proceeds from issuance of ordinary shares		192	728
Net cash (used in)/ provided by financing activities		(2,277)	311,120

Net (decrease)/increase in cash and cash equivalents		(9,698)	293,514

Cash and cash equivalents
Beginning of the six months ended 30 June		309,233	70,236
Effects of currency translation on cash and cash equivalents*		2,261	5,012
End of the six months ended 30 June		301,796	368,762

*Revisions have been made to the following figures. Refer to note 13 for details of the revisions.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

These notes form an integral part of and should be read in conjunction with the accompanying unaudited interim condensed consolidated financial statements.

1.
General information

PropertyGuru Group Limited (the “Company”) is incorporated in Cayman Islands. The address of its registered office is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

PropertyGuru Group Limited and its subsidiaries (the “Group”) is in the business of advertising, real estate marketing, business management and consultancy services.

2.
Significant changes in the current reporting period

In June 2023, the Group reviewed the performance of its Marketplaces as well as its products and services within the Data & Software Solutions business unit. Based on the review, the Group decided to make plans to cease operations in the Indonesia marketplace and the plans to decommission FastKey by the end of the year.

As of 30 June 2023, the Board approved both plans. Consequently, the following impairments and costs are recognized in the unaudited condensed consolidated statements of comprehensive income as of 30 June 2023:

30 June 2023
S$'000
Impairment of intangible assets	5,469
Impairment of plant, equipment and right-of-use assets	250
5,719

Restructuring cost:
Salary and staff costs	1,559
Legal and professional	507
2,066

The restructuring cost in relation to salary and staff costs amounting to S$1,559,000 are mainly estimated payable amount of severance, long service and compensation to employees based on local regulation and estimated payable amount of performance and retention bonus. Other restructuring cost amounting to S$507,000 mainly comprise of estimated fees for outplacement support for employees, and legal and tax advisory services.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

3.1.
Basis of preparation

The unaudited interim condensed consolidated financial statements of the Group for the three and six months ended 30 June 2023 has been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies applied in these unaudited interim condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the year ended 31 December 2022 issued for the Group except for Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current. The new and amended standards and interpretations applied for the first time as of 1 January 2023 as disclosed in the notes to the annual audited consolidated financial statements for the year ended 31 December 2022 issued for PropertyGuru Group Limited and its subsidiaries had no material impact on the unaudited interim condensed consolidated financial statements of the Group for the three and six months ended 30 June 2023.

3.2.
Critical accounting estimates, assumptions and judgements

In preparing these unaudited interim condensed consolidated financial statements, the critical accounting estimates, assumptions, and judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the financial year ended 31 December 2022. As of 30 June 2023, the Board approved the plans to cease operations in the Indonesia marketplace and the plans to decommission FastKey by the end of the year. Consequently, the impairment and restructuring cost are provided as disclosed in Note 2.

4.
Segment information
(a)
Description of segments

The Group’s operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), which is the Leadership Team, comprising of the Chief Executive Officer, Chief Financial Officer, Managing Director Marketplaces, Chief Marketing Officer, Managing Director Data & Software Solutions, Managing Director Fintech/ Chief Technology Officer and Chief People Officer.

The Group has five reportable segments, namely four Marketplaces and Fintech and Data services. The Marketplaces segments consist of core listing marketplace for agents and developer marketing solutions business in four primary geographic areas, namely Singapore, Vietnam, Malaysia and Other Asia (comprising Thailand and Indonesia). Each of these geographic Marketplaces segments has different political and economic conditions as well as market factors and strategic initiatives which influence performance. Furthermore, each geographic Marketplace segment represents a business in different stages of development (with Singapore being the most mature and Other Asia still considered by management to be a developing market). On 30 June 2023, the Board has approved the plans to cease operations in the Indonesia marketplace by the end of this year.

The Fintech and Data services segment consists of the digital mortgage marketplace business, PropertyGuru Finance, launched in March 2020 where commission is earned from Financial Institutions on each mortgage brokered, and the data business involving provision of data services to developers, agents, banks and property valuers.

Assets and liabilities are not reviewed when making decisions about allocation of resources to the segments by the Chief Operating Decision Maker ("CODM").

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

4.
Segment information (continued)
(b)
Segment information

The table below shows the segment information provided to the CODM for the reportable segments for the three and six months ended 30 June 2023 and 2022.

	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Total reportable segments
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Six months ended 30 June 2023
Revenue from external customers	40,381	8,402	13,420	4,365	2,940	69,508

Adjusted EBITDA	30,567	(73)	7,468	(892)	(4,862)	32,208

Six months ended 30 June 2022
Revenue from external customers	32,297	11,999	11,333	3,585	2,049	61,263

Adjusted EBITDA	22,631	2,806	3,610	(2,431)	(3,531)	23,085

Three months ended 30 June 2023
Revenue from external customers	21,534	5,074	6,602	2,158	1,512	36,880

Adjusted EBITDA	16,560	848	3,966	(599)	(2,657)	18,118

Three months ended 30 June 2022
Revenue from external customers	17,293	6,943	5,899	1,866	1,030	33,031

Adjusted EBITDA	11,233	1,669	1,241	(1,179)	(1,885)	11,079

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

4.
Segment information (continued)
(b)
Segment information (continued)

A reconciliation of adjusted EBITDA to (loss)/profit before income tax is provided as follows:

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2023	2022	2023	2022
	S$’000	S$’000	S$’000	S$’000
Adjusted EBITDA as above	18,118	11,079	32,208	23,085

Headquarters cost	(13,507)	(10,823)	(27,377)	(22,275)
Changes in fair value of preferred share, warrant liabilities and embedded derivatives	2,246	11,944	110	23,016
Finance income/(costs) – net	1,897	(1,192)	3,317	(1,818)
Depreciation and amortization expense	(5,782)	(5,920)	(11,644)	(10,834)
Impairment	(5,719)	—	(5,719)	—
Share grant and option expenses	(802)	(1,507)	(3,060)	(3,035)
Other gains/(losses) – net	18	(62)	(54)	(263)
Business acquisition transaction and integration costs	(597)	(1,603)	(2,040)	(2,836)
Legal and professional fees incurred for IPO	—	1,874	—	(16,570)
Share listing expense	—	—	—	(104,950)
Restructuring cost (Note 2)	(2,066)	—	(2,066)	—
(Loss)/Profit before income tax	(6,194)	3,790	(16,325)	(116,480)

Headquarters costs are costs of personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service the group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

The CODM uses adjusted EBITDA as a measure to assess the performance of the segments. This excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as changes in fair value of preferred shares, warrant liabilities and embedded derivatives, finance costs, depreciation and amortisation, income tax expenses, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration costs, legal and professional expenses incurred for IPO, share listing expense and restructuring cost.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

5.
Revenue

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2023	2022	2023	2022
	S$’000	S$’000	S$’000	S$’000
Agent Revenue
- Membership	15,704	12,300	30,253	24,115
- Agent discretionary	15,993	15,171	28,404	27,475
	31,697	27,471	58,657	51,590

Developer Revenue
- Advertising activities	2,524	2,875	4,987	4,975
- Events	486	873	1,365	1,268
- Others	661	782	1,559	1,381
	3,671	4,530	7,911	7,624

Fintech and data services	1,512	1,030	2,940	2,049

	36,880	33,031	69,508	61,263

Revenue recognised
- At a point in time	9,000	6,200	16,483	11,183
- Over time	27,880	26,831	53,025	50,080
	36,880	33,031	69,508	61,263

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

6.
(Loss)/Earnings per share

The Group calculates (loss)/earnings per share by dividing (loss)/earnings for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period.

Comparative earnings per share (basic and diluted) were restated to give effect to the share exchange for comparability purposes.

(a)
Weighted average number of shares used as the denominator

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2023	2022	2023	2022
	Number	Number	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	162,422,077	161,287,206	162,209,368	147,338,563
Adjustments for calculation of diluted loss per share¹:
Restricted stock units	—	1,454,470	—	—
Stock options	—	2,307,780	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	162,422,077	165,049,456	162,209,368	147,338,563

¹ Potential ordinary shares outstanding consist of restricted stock units, stock options and warrants and are excluded if their effect is anti-dilutive.

(b)
Basic (loss)/earnings per share

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2023	2022	2023	2022
(Loss)/Earnings for the period attributable to the shareholders of the parent (S$’000)	(6,460)	3,821	(16,681)	(116,527)
Weighted average number of shares outstanding	162,422,077	161,287,206	162,209,368	147,338,563
Basic (loss)/earnings per share	(0.04)	0.02	(0.10)	(0.79)

(c)
Diluted (loss)/earnings per share

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2023	2022	2023	2022
(Loss)/Earnings for the period attributable to the shareholders of the parent (S$’000)	(6,460)	3,821	(16,681)	(116,527)
Weighted average number of shares outstanding	162,422,077	165,049,456	162,209,368	147,338,563
Diluted (loss)/earnings per share	(0.04)	0.02	(0.10)	(0.79)

7.
Other gains – net

	For the Three Months ended 30 June		For the Six Months ended 30 June
	2023	2022	2023	2022
	S$’000	S$’000	S$’000	S$’000
Gain/(Loss) on disposal of plant and equipment and intangible assets	2	(77)	2	(104)
Currency translation gain/(loss)	16	(173)	(56)	(347)
Gain on lease modification	—	188	—	188
Fair value gain on warrant liabilities	2,246	11,944	110	23,016
	2,264	11,882	56	22,753

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

8.
Income taxes

The Group recognised assets and liabilities for tax based on profit for six months ended 30 June 2023 and 31 December 2022. Total net liabilities (including current and deferred taxes) amounted approximately to S$6,061,000 as at 30 June 2023 and S$6,181,000 as at 31 December 2022.

The Group’s deferred tax liabilities arose mainly from fair value adjustments arising in a business combination whereas deferred tax assets are recognised for tax losses and capital allowances carried forward to the extent that the deferred income tax assets are recognised for tax losses and capital allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of S$91,644,000, and capital allowance of S$4,487,000 at the balance sheet date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses and capital allowances in their respective countries of incorporation. The capital allowances have no expiry date. The tax losses of S$91,435,000 will expire between 2023 and 2030.

9.
Intangible assets

Goodwill

	30 June 2023	31 December 2022
	S$’000	S$’000
Cost
Beginning of financial period	347,831	362,448
Currency revaluation adjustments	(10,798)	(17,380)
Acquisition of subsidiaries	—	2,763
Impairment	(4,185)	—
	332,848	347,831

Goodwill is allocated to the Group’s CGUs identified as follows:

	30 June 2023	31 December 2022
	S$’000	S$’000
Singapore marketplace	486	486
Vietnam marketplace	113,639	112,080
Malaysia marketplace [1]	202,502	214,614
Thailand marketplace [2]	11,540	11,671
Indonesia marketplace	—	599
ePropertyTrack (“FastKey”)	—	3,586
MyProperty Data Sdn Bhd (“Data”)	1,918	2,032
SendTech Pte. Ltd. (“Sendhelper”)	2,763	2,763
	332,848	347,831

1.
Comprise of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and PropertyGuru Malaysia International (Malaysia) Sdn. Bhd.
2.
Comprise of Kid Ruang Yu Co., Ltd., Prakard IPP Co., Ltd., iProperty (Thailand) Co., Ltd., and AllProperty Media Co., Ltd. (head Office)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

9.
Intangible assets (continued)

Goodwill (continued)

Impairment tests for goodwill

Goodwill is tested for impairment annually and whenever there is indication that the goodwill may be impaired. The recoverable amounts of all CGUs are determined based on value-in-use (“VIU”).

The key assumptions used for the value-in-use and fair value less cost to sell calculations for each of the CGUs were disclosed in the annual consolidated financial statements for the year ended 31 December 2022.

In the current financial period, the Management had performed a detailed assessment and review on the performance of the Indonesia marketplace and FastKey.

Based on the review, the Group found the financial performance of the Indonesia marketplace to have been suboptimal and the operating environment to be challenging. Overall, it was assessed that a clear path was not found to meaningfully grow the marketplaces business to reach PG’s aspirations in Indonesia. A shutdown was recommended over a potential sale due to several factors, including a limited buyer set, unattractive sale proceeds, low rewards-risk ratio and exposure to potential warranties and indemnities. As a result, the Group made plans for the cessation of the Indonesia marketplace. During the shutdown process the business would operate at a loss. Consequently, the carrying value of the Indonesia was deemed to be zero.

The Group also evaluated FastKey, a digital sales product for developers. It was found that the competitive environment in the market and the operating model of the product would hinder its growth ambitions. Hence, the Group assessed that FastKey was no longer a potential profit generator. A sale of the assets was considered, however the costs of a transaction and the technical migration work involved would be significantly more than any consideration received. Consequently, the decision was made to decommission the FastKey business. During the decommission period FastKey would be operating at a cashflow loss. As a result, it was agreed that the recoverable amount of the assets was zero.

Subsequently, the Group estimated the recoverable amounts of these CGUs to be zero and the carrying amount of goodwill of S$4,185,000 and non-current assets of S$1,284,000 in relation to these CGUs as at 30 June 2023 was fully impaired.

Except for FastKey and Indonesia marketplace, there is no impairment indicator identified for other CGUs.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

10.
Share capital

Number of ordinary shares
Issued share capital
At 1 January 2023	161,960,362
Shares issued as part of the Employee Share Grant Plan	953,469
At 30 June 2023	162,913,831

Issued share capital
At 1 January 2022	—
Shares issued to PIPE investors	13,193,068
Reorganisation
- Share exchange	128,376,418
- Shares issued to holders of Class A and Class B ordinary shares of Bridgetown 2	19,641,074
Shares issued as part of the Employee Share Grant Plan	289,885
At 30 June 2022	161,500,445

All issued ordinary shares are fully paid. There is no par value for these ordinary shares.

Fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

11.
Share and capital reserve
(a)
Share reserve

S$’000
At 1 January 2023	17,692
Employee share grant and option schemes:
- Value of employee services	2,716
- Shares issued	(4,652)
Director share grant and options schemes:
- Value of services	428
- Shares issued	(1,579)
At 30 June 2023	14,605

At 1 January 2022	18,658
Employee share grant and option schemes:
- Value of employee services	1,804
- Shares issued	(4,703)
Director share grant and options schemes:
- Value of services	1,320
- Shares issued	(180)
At 30 June 2022	16,899

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

11.
Share and capital reserve (continued)
(b)
Capital reserves

S$’000
At 1 January 2023 and 30 June 2023	785

12.
Reclassifications within Consolidated Statements of Comprehensive (Loss) / Income

Effective with the quarter ended 30 June 2023, the Group has revised the presentation of the expenses to provide more disaggregated financial information as the Management is in the opinion that the revised presentation provides a clearer interpretation of the business operation costs of the Group.

Hence, certain expenses items within the consolidated statement of comprehensive (loss)/ income have been reclassified to conform to the current presentation. These reclassifications have no impact to the Group's condensed consolidated balance sheet, condensed consolidated statement of cash flows, condensed consolidated statements of changes in shareholders’ equity and reported net (loss)/income for the period of the Group.

The effects of these reclassifications on the Group's consolidated statements of comprehensive (loss)/income for the comparative three months ended 30 June 2022, and six months ended 30 June 2022 are as below:

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

12.
Reclassifications within Consolidated Statements of Comprehensive (Loss) / Income (continued)

	For The Three Months Ended June 30, 2022
	Reclassification
	As previously reported	Venue costs	Sales and marketing cost	IT and Internet expenses	Employee compensation	Non-executive directors' remuneration	Staff cost	Office rental	Other expenses	As reclassified
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Expenses
Venue costs	(998)	998	—	—	—	—	—	—	—	—
Sales and marketing cost	(5,839)	—	5,839	—	—	—	—	—	—	—
IT and Internet expenses	(2,869)	—	—	2,869	—	—	—	—	—	—
Employee compensation	(17,303)	—	—	—	17,303	—	—	—	—	—
Non-executive directors' remuneration	(785)	—	—	—	—	785	—	—	—	—
Staff cost	(336)	—	—	—	—	—	336	—	—	—
Office rental	(58)	—	—	—	—	—	—	58	—	—

Awards and events costs	—	(347)	—	—	—	—	—	—	—	(347)
Advertising and platform fees	—	(563)	(57)	—	—	—	—	—	—	(620)
Referral fees	—	—	(547)	—	—	—	—	—	—	(547)
Merchant fees	—	—	(704)	—	—	—	—	—	—	(704)
Salary and staff costs	—	—	—	—	(16,412)	(169)	(336)	—	(1,175)	(18,092)
Marketing expenses	—	(88)	(4,487)	—	—	—	—	—	—	(4,575)
Technology expenses	—	—	—	(2,869)	—	—	—	—	(8)	(2,877)
Share grant and option expenses	—	—	—	—	(891)	(616)	—	—	—	(1,507)
Other expenses	(2,012)	—	(44)	—	—	—	—	(58)	1,183	(931)
Total expenses	(30,200)	—	—	—	—	—	—	—	—	(30,200)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

12.
Reclassifications within Consolidated Statements of Comprehensive (Loss) / Income (continued)

	For The Six Months Ended June 30, 2022
	Reclassification
	As previously reported	Venue costs	Sales and marketing cost	IT and Internet expenses	Employee compensation	Non-executive directors' remuneration	Staff cost	Office rental	Other expenses	As reclassified
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Expenses
Venue costs	(1,947)	1,947	—	—	—	—	—	—	—	—
Sales and marketing cost	(9,938)	—	9,938	—	—	—	—	—	—	—
IT and Internet expenses	(5,283)	—	—	5,283	—	—	—	—	—	—
Employee compensation	(35,569)	—	—	—	35,569	—	—	—	—	—
Non-executive directors' remuneration	(1,557)	—	—	—	—	1,557	—	—	—	—
Staff cost	(735)	—	—	—	—	—	735	—	—	—
Office rental	(80)	—	—	—	—	—	—	80	—	—

Awards and events costs	—	(651)	—	—	—	—	—	—	—	(651)
Advertising and platform fees	—	(1,125)	(116)	—	—	—	—	—	—	(1,241)
Referral fees	—	—	(971)	—	—	—	—	—	—	(971)
Merchant fees	—	—	(1,159)	—	—	—	—	—	—	(1,159)
Salary and staff costs	—	—	—	—	(33,765)	(326)	(735)	—	(1,300)	(36,126)
Marketing expenses	—	(171)	(7,619)	—	—	—	—	—	-	(7,790)
Technology expenses	—	—	—	(5,283)	—	—	—	—	(18)	(5,301)
Share grant and option expenses	—	—	—	—	(1,804)	(1,231)	—	—	—	(3,035)
Other expenses	(2,603)	—	(73)	—	—	—	—	(80)	1,318	(1,438)
Total expenses	(57,712)	—	—	—	—	—	—	—	—	(57,712)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended 30 June 2023

13. Revisions on Consolidated Statement of Cashflows

Payments for legal and professional fees incurred for IPO of S$2,436,000 for the financial period ended 30 June 2022 was presented as cash flows from financing activities. As these payments were not incurred for the issuance of new shares during the IPO, the amounts should be presented as a change in trade and other payables under cash flows from operating activities.

In addition, the effects of currency translation on cash and cash equivalents of S$5,012,000 for financial period ended 30 June 2022 has been separately presented from operating activities. Currency translation differences that arise on the translation of foreign currency cash and cash equivalents should be reported separately from operating, financing and investing cash flows in accordance with IAS 7 – Statement of Cash Flows.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: August 24, 2023	By:	/s/ Joe Dische
Name: Joe Dische
Title: Chief Financial Officer